FORM 4

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1.   Name and Address

     Julia Hill-Nichols
     c/o InfoNow Corporation
     1875 Lawrence Street, Suite 1100
     Denver, CO  80202

2.   Issuer Name and Ticker or Trading Symbol         InfoNow Corporation,  INOW

3.   IRS or Social Security Number of Reporting Person (Voluntary)

4.   Statement for Month/Year   November 2001

5.   If Amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person to Issuer (Check all applicable)

              Director                  10% Owner
              Officer (Give Title)      Other (Specify)
                                        ---------------

                        Vice President of Human Resources
                        ---------------------------------


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/yy)        Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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FORM 4 (continued)

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Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
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                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date       Title   Shares  5)       4)        4)       4)
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Option              4.47    5/26/00    A                     5/26/03   5/26/05   Common   10,000          10,000     D
  (right to buy) 1                                                               Stock
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Option              3.907  11/16/00    A                    11/16/03  11/16/05   Common    5,000          15,000     D
  (right to buy) 2                                                               Stock
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Option              1.532   3/30/01    A                     3/30/04   3/30/06   Common   15,000          30,000     D
  (right to buy) 3                                                               Stock
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Option              1.64    7/19/01    A                     7/19/04   7/19/06   Common   10,000          40,000
  (right to buy) 4                                                               Stock
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Option              2.35   10/26/01    A                    10/26/04  10/26/06   Common   10,000          50,000     D
  (right to buy) 5                                                               Stock
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1 7/36th of the total shares shall vest on December 26, 2000, 1/36th of the total shares vest on the 26th day of each month thereafter, provided that as of each such date, the holder is an employee of the Company.

2 7/36th of the total shares shall vest on June 16, 2001, 1/36th of the total shares vest on the 16th day of each month thereafter, provided that as of each such date, the holder is an employee of the Company.

3 7/36th of the total shares shall vest on October 30, 2001, 1/36th of the total shares vest on the 30th day of each month thereafter, provided that as of each such date, the holder is an employee of the Company.

4 7/36th of the total shares shall vest on February 19, 2002, 1/36th of the total shares vest on the 19th day of each month thereafter, provided that as of each such date, the holder is an employee of the Company.

5 7/36th of the total shares shall vest on May 26, 2002, 1/36th of the total shares vest on the 26th day of each month thereafter, provided that as of each such date, the holder is an employee of the Company.


            /s/ Julia Hill-Nichols             Date: December 3, 2001
            ----------------------             ----------------------
            Julia Hill-Nichols